ZANDARIA VENTURES INC.
                          535 Thurlow Street, Suite 600
                           Vancouver, British Columbia
                                 Canada, V6E 3C2


April 26, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: Zandaria Ventures Inc. - Registration Statement on Form SB-2 Amendment No. 5 - File No. 333-127389

Further to your letter dated March 24, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Selling Securityholders, page 9

1. Please revise clause 2 of your first paragraph to indicate, if true, that the 4,000,000 shares of your common stock were acquired from you at a price of $0.0025 per share.

         We have revised clause two to indicate that the 4,000,000 shares were sold at $0.0025 per share.

Plan of Operations, page 20

2. We note your disclosure in the fifth paragraph that you "have enough funds to cover the estimated cost of the phase one exploration program." However, we note that the estimated costs of phase one exploration program exceed your cash position as of December 31, 2005. Please update your disclosure with respect to your plan of operations given your current cash position and ensure that you provide consistent disclosure throughout your prospectus in this regard.

         We have updated our disclosure to indicate that we'll need additional funds to complete the phase one exploration program.

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Financial Statements

3. We not your responses to prior comment 5. However, your filing continues to lack all required financial statements. Please revise the filing to include all of the following:

a.       Audited balance sheet as of March 31, 2005 with accompanying footnotes

b. Audited statement of operations, statement of cash flows and statement of stockholders' equity for the period from February 23, 2005 (date of inception) through March 31, 2005

c.       Audited balance sheet as of June 30, 2005 with accompanying footnotes

d. Audited statement of operations, statement of cash flows and statement of stockholders; equity for the period from April 1, 2005 through June 30, 2005

e. Audited statement of operations, statement of cash flows and statement of stockholders' equity for the period from February 23, 2005 (date of inception) through June 30, 2005

f. Unaudited balance sheet as of December 31, 2005 with accompanying footnotes

g. Unaudited statement of operations, statement of cash flows and statement of stockholders equity for the period from October 1, 2005 through December 31, 2005

h. Unaudited statement of operations, statement of cash flows and statement of stockholders equity for the period from April 1, 2005 through December 31, 2005

i. Unaudited statement of operations, statement of cash flows and statement of stockholders equity for the period from February 23, 2005 (date of inception) through December 31, 2005

         In this regard, please refer to Item 310(g) of Regulation S-B. If the required financial statements are as of date 135 days or more prior to the filing of your next amendment, the financial statements should be updated to include annual financial statements as of and for the fiscal year ended March 31, 2006. Upon filing of your financial statements for the fiscal year ended March 31, 2006, you will only be required to provide the annual audited financial statements for the fiscal year ended March 31, 2006 and for the fiscal period from February 23, 2005 (date of inception) through March 31, 2005 (item b above).

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         Our last filing contained audited  financial  statements for the period from our  inception  to March 31, 2005  (including  the balance  sheet,
         statement  of  operations,   statement  of  cash  flows,  statement  of
         stockholders' equity and notes to the financial statements for the periods mentioned in your comment) and for the interim period ended
         December  31,  2005   (including  the  balance   sheet,   statement  of
         operations, statement of cash flows, statement of stockholders' equity and notes to the financial statements for the periods mentioned in your comment).

         The periods provided comply with the requirements of Rule 10-01(c) of Regulation S-X, as well as the annual and interim financial statement requirements of Item 310 of Regulation S-B.

         The June financial statements noted in your comment were unaudited and were replaced by the interim financial statements for the period ended December 31, 2005 in accordance with Item 310.

4. The audited financial statements as of March 31, 2005 included in this filing do not appear to incorporate any of our prior comments. Therefore, we reissue comments 25 and 26 from our comment letter dated September 8, 2005. Further, we reissue comments 10, 11, 12 and 15 from our comment letter dated November 4, 2005. Finally, we reissue comments 8, 9 and 10 from our comment letter dated January 20, 2006. Please perform a thorough review of all financial statements included in your next amendment to ensure that you have appropriately disclosed your accounting policy for mineral property costs. Please also ensure that all financial statements presented reflect the proper accounting for the mineral property costs in accordance with your accounting policy.

         The financial statements have been revised to incorporate your prior comments 25 and 26 from the comment letter dated September 8, 2005; 10, 11, 12 and 15 from your comment letter November 4, 2005; and 8, 9, and 10 from your comment letter dated January 20, 2006. The financial statements have been presented to reflect the accounting policy for mineral property costs.

Report of the Independent  Registered Public Accounting Firm

5. Please refer to prior comment 4. The audit report has not been modified as requested. Please have your auditor revise the auditor report to specifically identify each period for which audited financial statements are presented. In this regard, please refer to out comment above which specifically identifies the audited financial statements that are required to be included in the filing.

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         The audit  report has been  modified to identify  each period for which audited financial statements are presented.

6. Please also update the consent of independent registered public accounting firm to identify each set of audited financial statements. Further, the language in the current consent implies that the financial statements for the period from February 23, 2005 (date of inception) through December 31, 2005 have been audited. However, based on your audited report, it does not appear that the results for this period have been audited. Further, there is no requirement at this time that the cumulative results from February 23, 2005 (date of inception) to December 31, 2005 be audited. As such, please revise the language in the consent.

         The auditors consent has been revised to identify each set of audited financial statements. The language has been modified to identify the audited balance sheet at March 31, 2005 and the statement of operations and deficit, stockholders' equity, and cash flows for the period from inception on February 23, 2005 to March 31, 2005.

Note 3. Mineral Property

7. We note your response to prior comment 7 and 10. In light of the fact that the agreement was not executed until April 5, 2005, it does not appear that you obtained legal rights to the mineral property rights until that date. As such, you should revise your financial statements to reflect the acquisition of the mineral property rights as having occurred on April 5, 2005 rather than March 31, 2005. In this regard, the $2,500 payment on March 29, 2005 should be recorded as a prepayment or other asset as of March 31, 2005 and the financial statements should be restated to reduce the net loss for the period from $(3,320) to $(820). Please revise or advise. Upon formal execution of the agreement on April 5, 2005 which therefore establishes a legal obligation for you to pay, the $2,500 prepaid asset recorded on March 31, 2005 should be reclassified into the mineral property rights asset account and a separate entry to record the remaining $17,500 asset and a corresponding liability should be recorded.

         As  requested,   the  $2,500   payment  on  March  29,  2005  has  been
         reclassified as a prepaid expense.

Statement of Cash Flows for period ended December 31, 2005

8. The amount recorded for cash used in operating activities should be in brackets. Please revise.

         We have placed the noted figure in brackets.

         Yours truly,

         /s/ Steven Cozine

         Zandaria Ventures Inc.
         Steven Cozine, President